Exhibit 12.1

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 25, 2005	March 26, 2004	2004	2003	2002	2001	2000
Income (loss) from operations before income taxes	$(6)	$(41)	$(75)	$(251)	$(70)	$20	$22
Add (deduct):
Fixed charges	130	139	575	612	583	577	545
Capitalized interest	(1)	(1)	(3)	(2)	(2)	(8)	(8)
Amortization of capitalized interest	1	1	6	6	6	7	6
Minority interest in consolidated affiliates	4	6	4	4	8	15	29
Net (gains) losses related to certain 50% or less owned affiliates	4	5	17	22	9	(3)	(27)
Distributions from equity investments	1	—	6	3	6	9	1
Distributions on preferred limited partner units	(8)	(9)	(37)	(37)	(37)	(32)	(20)
Issuance costs of redeemed Class A preferred units	—	—	(4)	—	—	—	—

Adjusted earnings	$125	$100	$489	$357	$503	$585	$548

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$109	$118	$484	$526	$497	$491	$470
Capitalized interest	1	1	3	2	2	8	8
Distributions on preferred limited partner units	8	9	37	37	37	32	20
Issuance costs of redeemed Class A preferred units	—	—	4	—	—	—	—
Portion of rents representative of the interest factor	12	11	47	47	47	46	47

Total fixed charges and preferred limited partner unit distributions	$130	$139	$575	$612	$583	$577	$545

Ratio of earnings to fixed charges and preferred limited partner unit distributions	—	—	—	—	—	1.01	1.01
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	$(5)	$(39)	$(86)	$(255)	$(80)	—	—